Filed pursuant to Rule 433

Registration Statement No.: 333-250113

November 16, 2020

Press Release

CAE announces a $300 million public offering of common shares and a concurrent $150 million private placement with CDPQ

•	Bought deal for 10,060,000 shares at $29.85 per share with 15% Over-Allotment Option

•	Concurrent Private Placement with CDPQ at $29.85 per share for aggregate $150 million

•	Use of proceeds for general corporate purposes, including funding future potential acquisition and growth opportunities

Montreal, Canada, November 16, 2020 - (NYSE: CAE; TSX: CAE)—CAE Inc. (“CAE” or the “Corporation”) today announced that it has entered into an agreement with Scotia Capital Inc. RBC Dominion Securities Inc. and TD Securities Inc., on behalf of a syndicate of underwriters (collectively, the “Underwriters”), pursuant to which the Corporation will issue from treasury, and the Underwriters shall purchase on a “bought deal” basis, 10,060,000 common shares (the “Shares”) at a price of $29.85 per Share (the “Offer Price”) for gross proceeds to the Corporation of approximately $300 million (the “Offering”).

In addition, CAE has entered into an agreement under which the Corporation will complete a private placement in Canada of common shares at the Offer Price with Caisse de dépôt et placement du Québec (“CDPQ”), for aggregate gross proceeds to the Corporation of approximately $150 million (the “Private Placement”).

CAE intends to use the net proceeds of the Offering and the concurrent Private Placement for general corporate purposes, including to fund future potential acquisition and growth opportunities. This will include the funding of the acquisition of Flight Simulation Company B.V., which was also announced today by way of a separate press release. Pending such uses, CAE intends to invest the net proceeds from the Offering, hold them as cash or cash equivalents, or repay indebtedness outstanding under its credit facilities, which may be withdrawn again as opportunities arise.

The Underwriters have been granted an over-allotment option (the “Over-Allotment Option”), exercisable in whole or in part on the same terms as the Offering for a period of 30 days from the closing of the Offering, to issue additional Shares, representing up to 15% of the number of common shares sold pursuant to the Offering, for additional gross proceeds of up to $45 million.

The Shares issued pursuant to the Offering and Over-Allotment Option will be offered in all provinces of Canada by way of a prospectus supplement (the “Prospectus Supplement”) to a short form base shelf prospectus (the “Final Base Shelf Prospectus”). CAE has filed a registration statement on Form F-10, and will file the Prospectus Supplement, with the U.S. Securities and Exchange Commission (the “SEC”) in accordance with the multi-jurisdictional disclosure system established between Canada and the United States (“MJDS”).

The Corporation has filed a preliminary short form base shelf prospectus (the “Preliminary Base Shelf Prospectus”) and is filing today a concurrent preliminary prospectus supplement with Canadian Securities Commissions and with the SEC in accordance with the MJDS, in order to qualify the Shares to be issued pursuant to the Offering described above. Such Preliminary Base Shelf Prospectus, which remains subject to the review of the Canadian Securities Commissions will qualify the distribution by way of prospectus in Canada of up to $2 billion of common shares, debt securities, preferred shares, warrants, share purchase contracts, subscription receipts, units or any combination thereof, during the 25-month period during which the Final Base Shelf Prospectus will be effective.

The issuance of the common shares pursuant to the Offering and the Private Placement is subject to customary approvals of applicable securities regulatory authorities, including the Toronto Stock Exchange and the New York Stock Exchange. Closing of the Offering and the Private Placement are expected to occur concurrently on or about November 30, 2020 (the “Closing Date”). Closing of the Offering is conditional upon the closing of the Private Placement and closing of the Private Placement is conditional on the closing of the Offering.

This press release does not constitute an offer to sell or the solicitation of an offer to buy the common shares, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Prospective investors should read the Final Base Shelf Prospectus, Prospectus Supplement and the documents incorporated by reference therein before investing in the common shares. These documents may be accessed for free by visiting SEDAR at www.sedar.com.

CAE has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus supplement relating to this offering, the prospectus in that registration statement and other documents CAE has filed with the SEC for more complete information about CAE and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may request the prospectus supplement and prospectus in Canada from Scotia Capital Inc., Attention: Equity Capital Markets, Scotia Plaza, 62nd Floor, 40 King Street West, Toronto, Ontario M5H 3Y2, or by telephone at 1-416-863-7704 or by email at equityprospectus@scotiabank.com and in the United States from Scotia Capital (USA) Inc., Attention: Equity Capital Markets, 250 Vesey Street, 24th Floor, New York, New York, 10281, or by telephone at 1-212-225-6853 or by email at equityprospectus@scotiabank.com; from RBC Dominion Securities Inc., Attention: Distribution Centre, 180 Wellington Street West, 8th Floor, Toronto, Ontario M5J 0C2, or by telephone at 1-416-842-5349, or by email at Distribution.RBCDS@rbccm.com and in the United States from RBC Capital Markets, LLC, Attention: Equity Syndicate, 200 Vesey Street, 8th Floor, New York, NY 10281, or by telephone at 1-877-822-4089, or by email at equityprospectus@rbccm.com; or from TD Securities Inc., Attention: Symcor, 1625 Tech Avenue, Mississauga, Ontario L4W 5P5, or by telephone at 289-360-2009 or by email at sdcconfirms@td.com and in the United States from TD Securities (USA) LLC, 31 W 52nd Street, New York, NY 10019 or by telephone at 212-827-7392. The content of any referenced websites and other electronic links is not incorporated by reference herein or in any report or document filed with the SEC.

About CAE

CAE is a high technology company, at the leading edge of digital immersion, providing solutions to make the world a safer place. Backed by a record of more than 70 years of industry firsts, we continue to reimagine the customer experience and revolutionize training and operational support solutions in civil aviation, defence and security, and healthcare. We are the partner of choice to customers worldwide who operate in complex, highstakes and largely regulated environments, where successful outcomes are critical. Testament to our customers’ ongoing needs for our solutions, over 60 percent of CAE’s revenue is recurring in nature. We have the broadest global presence in our industry, with approximately 10,000 employees, 160 sites and training locations in over 35 countries. www.cae.com

Caution concerning forward-looking statements

This press release includes forward-looking statements about the Offering and the Private Placement, including in respect of the use of proceeds from the Offering and the Private Placement and the expected Closing Date and the expected closing date of the Private Placement, and the Corporation’s activities, events and developments that the Corporation expects to or anticipates may occur in the future including, for example, statements about the Corporation’s vision, strategies, market trends and outlook, future revenues, capital spending, expansions and new initiatives, financial obligations and expected sales. Forward-looking statements normally contain words like “believe”, “expect”, “anticipate”, “plan”, “intend”, “continue”, “estimate”, “may”, “will”, “should”, “strategy”, “future” and similar expressions. By their nature, forward looking statements require the Corporation to make assumptions and are subject to inherent risks and uncertainties associated with the Corporation’s business which may cause actual results in future periods to differ materially from results indicated in forward-looking statements. While these statements are based on management’s expectations and assumptions regarding historical trends, current conditions and expected future developments, as well as other factors that the Corporation believes are reasonable and appropriate in the circumstances, readers are cautioned not to place undue reliance on these forward-looking statements as there is a risk that they may not be accurate.

Important risks that could cause such differences include, but are not limited to, the failure to receive regulatory approvals (including stock exchange) or otherwise satisfy the conditions to the completion of the Offering and the Private Placement or delay in completing the Offering and the Private Placement and the funds thereof not being available to CAE in the time frame anticipated or at all, the occurrence of an event which would allow the Underwriters to terminate their obligations under the Underwriting Agreement to be entered into by the Corporation and the Underwriters in connection with the Offering or which would allow CDPQ to terminate its obligations under the Subscription Agreement entered into by the Corporation and CDPQ in connection with the Private Placement, risks relating to the COVID-19 pandemic such as health and safety, reduction and suspension of operations, global economic conditions, diversions of management attention, heightened IT risks, liquidity risks and credit risks, risks relating to the industry such as competition, business development and awarding of new contracts, level and timing of defence spending, government-funded defence and security programs, constraints within the civil aviation industry, regulatory matters, natural or other disasters, environmental laws and regulations, climate change, risks relating to CAE such as evolving standards and technology innovation, the Corporation’s ability to penetrate new markets, R&D activities, fixed-price and long term supply contracts, strategic partnerships and long-term contracts, procurement and original equipment manufacturer (OEM) leverage, product integration and program management, protection of the Corporation’s intellectual property and brand, third-party intellectual property, loss of key personnel, labour relations, liability risks that may not be covered by indemnity or insurance, warranty or other product-related claims, integration of acquired businesses through mergers, acquisitions, joint ventures, strategic alliances or divestitures, reputational risk, U.S. foreign ownership, control or influence mitigation measures, length of sales cycle, seasonality, continued returns to shareholders, information technology and cybersecurity, the Corporation’s reliance on technology and third party providers, data privacy, and risks relating to the market such as foreign exchange, availability of capital, credit risk, pension plan funding, doing business in foreign countries, geopolitical uncertainty, anti-corruption laws and taxation matters. Additionally, differences could arise because of events announced or completed after the date of this press release. More information about the risks and uncertainties affecting CAE’s business can be found in the Management’s Discussion & Analysis for the year ended March 31, 2020 and the Management’s Discussion & Analysis for the quarter ended September 30, 2020. Any one or more of the factors described above and elsewhere in this press release, and in the documents referenced herein, may be exacerbated by the continuing COVID-19 pandemic and may have a more negative impact on CAE’s business, results of operations and financial condition. Accordingly, readers are cautioned that any of the disclosed risks could have a material adverse effect on CAE’s forward-looking statements. Readers are also cautioned that the risks described above and elsewhere in this press release, and in the documents referenced herein, are not necessarily the only ones the Corporation faces; additional risks and uncertainties that are presently unknown to the Corporation or that the Corporation may currently deem immaterial may adversely affect CAE’s business.

Except as required by law, the Corporation disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. The forward-looking information and statements contained in this press release are expressly qualified by this cautionary statement.

Material Assumptions

The forward-looking statements set out in this press release are based on certain assumptions including, without limitation: the satisfaction of all conditions of closing and the successful completion of, each of the Offering and the Private Placement within the anticipated timeframe, including receipt of regulatory approvals (including stock exchange approvals), fulfillment by the Underwriters of their obligations pursuant to the Underwriting Agreement and by CDPQ of its obligations pursuant to the Subscription Agreement, that no event will occur which would allow the Underwriters to terminate their obligations under the Underwriting Agreement, or which would allow CDPQ to terminate its obligations under the Subscription Agreement, the anticipated negative impacts of the COVID-19 pandemic on the Corporation’s businesses, operating results, cash flows and/or financial condition, including the intended effect of mitigation measures implemented as a result of the COVID-19 pandemic, CAE’s available liquidity from cash and cash equivalents, undrawn amounts on CAE’s revolving credit facilities, the balance available under CAE’s receivable purchase program, CAE’s cash flows from operations and continued access to debt funding will be sufficient to meet financial requirements in the foreseeable future; and no material financial, operational or competitive consequences of changes in regulations affecting CAE’s business. For additional information, including with respect to other assumptions underlying the forward-looking statements made in this press release, refer to the applicable reportable segment in the Management’s Discussion & Analysis for the year ended March 31, 2020 and the Management’s Discussion & Analysis for the quarter ended September 30, 2020. Given the impact of the changing circumstances surrounding the COVID-19 pandemic and the related response from CAE, governments, regulatory authorities, businesses and customers, there is inherently more uncertainty associated with CAE’s assumptions. Accordingly, the assumptions outlined in this press release, and in the documents referenced herein, and, consequently, the forward-looking statements based on such assumptions, may turn out to be inaccurate.

CAE contacts:

General Media:

Hélène V. Gagnon, Vice President, Public Affairs and Global Communications

+1-514-340-5536, helene.v.gagnon@cae.com

Investor relations:

Andrew Arnovitz, Vice President, Strategy and Investor Relations

+1-514-734-5760, andrew.arnovitz@cae.com